Toyota’s automotive prismatic battery division to split-off as a subsidiary and ownership structure of such subsidiary to be changed for the purpose of creating a joint venture company with Panasonic

On January 22, 2019, pursuant to the news release titled ‘Toyota and Panasonic Agree to Establish Joint Venture Related to Automotive Prismatic Batteries’, Toyota Motor Corporation (Toyota) and Panasonic Corporation (Panasonic) announced that the two companies have executed a business integration contract and a joint venture contract (together, business integration contract) to establish a new automotive prismatic batteries company (joint venture).

In accordance with the business integration contract, the Toyota board passed a resolution approving the execution of an absorption-type company split agreement (company split agreement) to split Toyota’s automotive battery design development and component development business (relevant business) by way of an absorption-type company split (company split) to the joint venture, which was established by Panasonic Equity Management Japan G.K. , Panasonic’s wholly-owned subsidiary (PEMJ). The board also approved the acquisition of stocks in the joint venture from PEMJ (stock acquisition).

Because the expected increase and/or decrease in the amount of total assets and net revenues from this company spit confers on us less rigorous disclosure standards, this notice is abbreviated.

For the outline of the joint venture, please refer to the press release “Toyota and Panasonic Decide to Establish Joint Venture Specializing in Automotive Prismatic Batteries”.

1.	Purpose of company split and stock acquisition

Batteries—as solutions for providing energy for automobiles and various other forms of mobility, and as solutions for various kinds of environmental issues—are expected to fulfill a central role in society going forward—a role that supports people’s lives.

Acknowledging the above, Toyota will establish a joint venture company with Panasonic, which will develop highly competitive, cost-effective batteries that are safe and feature excellent quality and performance (in terms of capacity, output, durability, etc.), enabling use with peace of mind by all customers.

2.	Summary of company split and stock acquisition

(1)	Timeline of company split and stock acquisition

Business integration contract executed	January 22, 2019
Toyota’s board resolution passed	January 27, 2020 (subject to the approval of the Panasonic board on February 3, 2020 being a condition precedent)
Joint venture to pass resolution	February 3, 2020
Company split agreement to be executed	February 3, 2020
Joint venture to pass a resolution approving company split	March 2, 2020 (expected)
Effective date of company split	April 1, 2020 (expected)
Stock acquisition to be executed	April 1, 2020 (expected)

Note: this company split is conducted without a shareholder’s resolution by way of Companies Act Article 783 I, in accordance with Companies Act Article 784 II.

(2)	Company split method

Toyota will split the company (a simple split), and the joint venture will be the successor company of the relevant business split-off.

(3)	Allocation of shares pursuant to the company split

Toyota will be allocated rights to receive 231,984 common stock in the joint venture as consideration for its contribution to the company split. On the effective date of the company split agreement, Toyota will receive from PEMJ 278,016 shares at the price of 65,085,000,000 yen resulting in an equity participation ratio of 51% on Toyota’s part, and 49% on PEMJ’s part at the effective date.

(4)	Stock option rights and certificate of bonds with stock options

Toyota has not issued stock option rights or certificate of bonds with stock options.

(5)	Change in capital as a result of the company split

There is no change in the amount of capital.

(6)	Rights and obligations to be succeeded by the joint venture

The joint venture will succeed all rights and obligations Toyota has in relation to the relevant business on the effective date of the company split agreement, the scope of which will be defined in the company split agreement.

(7)	Fulfilment of debts and obligations

It is expected that there will be no issues as to the fulfilment of debts that the joint venture will be responsible for after the effective date of the company split agreement.

3.	Approach to calculating the allocations of shares pursuant to the company split

Toyota and Panasonic - the parent company of PEMJ - consulted with an independent valuer. Its findings, and other factors such as the finances and assets of the relevant businesses of Toyota and PEMJ’s subsidiary (SANYO Electric Co., Ltd.) were holistically considered and taken into account. After careful consideration and discussions by the parties, Toyota and Panasonic agreed to the above noted equity participation ratio.

4.	Summary of relevant companies

	Splitting company (As of March 31, 2019)	Succeeding company (As of February 3, 2020)
(1) Company name	Toyota Motor Corporation	Prime Planet Energy & Solutions, Inc.
(2) Address	1 Toyota-Cho, Toyota City, Aichi Prefecture	1006, Oaza Kadoma, Kadoma City, Osaka Prefecture
(3) Name and position of managing representative	President and Representative Director: Akio Toyoda	Representative Director: Chiaki Kidani
(4) Nature of business	Automotive business, financial service business and other businesses	Development, manufacturing and sales of automotive prismatic lithium-ion batteries, automotive solid-state batteries, and next- generation automotive batteries
(5) Capital	635,401 million yen	50 million yen
(6) Date founded	August 27, 1937	December 20, 2019
(7) Issued shares	(Common shares) 3,262,997,492 shares (First series model AA class shares) 47,100,000 shares	1 share
(8) Fiscal year	Ending March	Ending March

(9) Major shareholders and their shareholding ratio	Japan Trustee Services Bank, Ltd. 13.07% Toyota Industries Corporation 8.28%	PEMJ 100%

The Master Trust Bank of Japan, Ltd.

6.34%

Nippon Life Insurance Company

3.87%

JPMorgan Chase Bank, N.A.
(standing proxy: Settlement & Clearing Services Division, Mizuho Bank, Ltd.)

3.51%

DENSO CORPORATION

3.12%

State Street Bank and Trust Company
(standing proxy: Settlement & Clearing Services Division, Mizuho Bank, Ltd.)

2.99%

Trust & Custody Services Bank, Ltd.

2.00%

Mitsui Sumitomo Insurance Company, Limited.

1.97%

Tokio Marine & Nichido Fire Insurance Co., Ltd.

1.77%

(10) Financial situation and operational performance of the most recent business year (for the splitting company, on a consolidated basis)
Net assets	20,565,210	100
Total assets	51,936,949	100
Shareholders’ equity per share (yen)	6,830.92	100,000,000
Net revenues	30,225,681	-
Operating income	2,467,545	-
Ordinary income	-	-
Net income attributable to shareholders for this period	1,882,873	-
Net income per share for this period (yen)	650.55	-
(11) The relationship between the splitting company and the succeeding company	Capital	N/A
	Human / Personnel	N/A
	Transactional	N/A

Note 1: values are in units of million yen except otherwise provided.

Note 2: the succeeding company was established on December 20, 2019. The business year has not been completed since establishment. The figures in (10) as to the financial situation and operational performance of the most recent business year are the figures as of the date of establishment.

5	Summary of the relevant business to be split-off

(1)	Nature of business to be split-off

Toyota’s business of automotive battery design development and component development.

(2)	Sales performance of splitting business (as of end of March 2019)

No relevant matters to be disclosed here. There are no direct sales to outside companies because the splitting business is the division of design development and component development.

(3)	Assets and liabilities to be split-off and its respective amount (estimated as of April 1, 2020)

(Value: units of million yen)

Assets		Liabilities
Item	Book value	Item	Book value
Fixed assets	5,179	Interest-bearing debt	0
Current assets	49,130	Other debt	0
Total	54,309	Total	0

Note: because this is estimated as of April 1, 2020, the actual amount to be succeeded under each item may vary from the above.

6	Company situation after the company split

(1)	Toyota’s situation after the company split (planned as of April 1, 2020)

There will be no change of name, address, managing representative’s title and name, nature of business, capital and fiscal year as a result of the company split.

(2)	Succeeding company’s situation after the company split (planned as of April 1, 2020)

Succeeding company
(1) Company name	Prime Planet Energy & Solutions, Inc.
(2) Address	2-3-1 Muromachi, Nihonbashi, Chuo Ward, Tokyo
(3) Title and name of managing representative	President and Representative Director: Hiroaki Koda
(4) Nature of business

•  Development, manufacture and sales of high-capacity and high-output automotive prismatic lithium-ion batteries

•  Development, manufacture and sales of automotive solid-state batteries

•  Development, manufacture and sales of next-generation automotive batteries other than those mentioned above (including batteries based on new principles)

•  Ancillary and other operations related to the above

(5) Capital	To be decided
(6) Fiscal year	Ending March

7	Overview of the change of ownership of subsidiary

(1)	Information regarding the company subject to the stock acquisition

Please refer to 4 ‘Summary of relevant companies’ for information regarding the company being acquired (Prime Planet Energy & Solutions, Inc.).

(2)	Information regarding the company that Toyota will acquire stock from

(1) Company name	Panasonic Equity Management Japan G. K.
(2) Address	1006, Oaza Kadoma, Kadoma City, Osaka Prefecture
(3) Name and position of representative	President: Hirokazu Umeda
(4) Nature of business	Investment to, and collection management of domestic group companies
(5) Capital	10 million yen
(6) Date of establishment	April 2, 2018
(7) Net assets	660,652 million yen (as of April 2, 2018)
(8) Total assets	660,652 million yen (as of April 2, 2018)
(9) Major shareholders and their shareholding ratio	Panasonic Corporation, 100%
(10) Relationship between the listed company and this company	Capital	N/A
	Human / Personnel	N/A
	Transactional	N/A
	Whether applicable to related parties	N/A

(3)	Number and price of shares to be acquired and information about the relevant shares prior to the acquisition

(1) Number of shares held in the company before the transfer of subsidiary	23.2%
(2) Number of shares to be acquired	278,016 shares (Number of voting rights: 278,016)
(3) Price of acquisition	Total price for share acquisition: 65.1 billion yen (including advisory fees) (estimated sum, rounded after 10 million yen)
(4) Number of shares held after the transfer of subsidiary	510,000 shares (Number of voting rights: 510,000) (Percentage of voting rights: 51.0%)

Note: the final stock acquisition price may change as adjustments may need to be made after the acquisition.

8	Future prospects

It is estimated that the effect of the transaction contemplated by this notice on Toyota’s consolidated performance for the fiscal period ending on March 2020 and beyond are insignificant.

Reference: expected consolidated performance for this fiscal period and last fiscal period’s performance (the expected consolidated performance for this period was published on November 7, 2019).

(Value: units of million yen)

	Consolidated sales	Consolidated operating income	Net income attributable to shareholders for this period
This period’s earnings forecast (period ending March 2020)	29,500,000	2,400,000	2,150,000
Last period’s performance (period ending March 2019)	30,225,681	2,467,545	1,882,873

February 3, 2020

Toyota Motor Corporation

Panasonic Corporation

Toyota and Panasonic Decide to Establish Joint Venture

Specializing in Automotive Prismatic Batteries

Toyota City, Aichi/Kadoma City, Osaka, Japan February 3, 2020—Toyota Motor Corporation (Toyota) and Panasonic Corporation (Panasonic) announced today that they have decided to establish Prime Planet Energy & Solutions, Inc., a joint venture specializing in automotive prismatic batteries. This decision comes just over a year since the two companies announced on January 22, 2019 that they had concluded a business integration contract and a joint-venture contract toward the establishment of a new company. Toyota and Panasonic have also decided the outline of the joint venture.

Batteries—as solutions for providing energy for automobiles and various other forms of mobility, and as solutions for various kinds of environmental issues—are expected to fulfill a central role in society going forward—a role that supports people’s lives.

The joint venture announced by Toyota and Panasonic will develop highly competitive, cost-effective batteries that are safe and feature excellent quality and performance (in terms of capacity, output, durability, etc.), enabling use with peace of mind by all customers. Furthermore, the joint venture will supply batteries not only to Toyota but also, broadly and stably, to all customers.

The joint venture’s name embraces Toyota’s and Panasonic’s strong determination to provide their customers—while working in unison with many friends to keep our irreplaceable earth abundant and clean—broad-ranging, added-value solutions including and beyond the supply of energy in the form of batteries.

Outline of the joint venture

Name	Prime Planet Energy & Solutions, Inc.
Location	Tokyo Head Office: 2-3-1, Nihonbashi-Muromachi, Chuo-ku, Tokyo Kansai Head Office: 194-4, Tokonabe-cho, Kasai-shi, Hyogo-ken
Start of operations	April 1, 2020 (planned)
Executive structure	Representative Director and President: Hiroaki Koda (Toyota)
• Directors (including the President): 5 (3 from Toyota and 2 from Panasonic)
• Auditors: 2 (1 from Toyota and 1 from Panasonic)
Business

•  Development, manufacture, and sales of high-capacity and high- output automotive prismatic lithium-ion batteries

•  Development, manufacture, and sales of automotive solid-state batteries

•  Development, manufacture, and sales of next-generation automotive batteries other than those mentioned above (including batteries based on new principles)

•  Ancillary and other operations related to the above

Ownership	Toyota: 51 percent; Panasonic: 49 percent
Number of employees	Approximately 5,100 (including 2,400 at a subsidiary in China)